July 19, 2019

VIA EDGAR

Division of Investment Management

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Edward P. Bartz

RE:	Grosvenor Registered Multi-Strategy Fund (W), LLC

(File Nos. 333-231855 and 811-22857)

Pre-Effective Amendment No. 1 to Registration Statement under the Securities Act of 1933; Amendment No. 13 to Registration Statement under the Investment Company Act of 1940

Grosvenor Registered Multi-Strategy Fund (TI 1), LLC

(File Nos. 333-231856 and 811-22352)

Pre-Effective Amendment No. 1 to Registration Statement under the Securities Act of 1933; Amendment No. 13 to Registration Statement under the Investment Company Act of 1940

Grosvenor Registered Multi-Strategy Fund (TI 2), LLC

(File Nos. 333-231853 and 811-22353)

Pre-Effective Amendment No. 1 to Registration Statement under the Securities Act of 1933; Amendment No. 15 to Registration Statement under the Investment Company Act of 1940

Dear Mr. Bartz:

This letter is in response to the comments (“Comments”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) conveyed by telephone on June 25, 2019, with respect to the registration statements (each a “Registration Statement”) filed under the Securities Act of 1933, as amended (the “1933 Act”), and under the Investment Company Act of 1940, as amended (the “1940 Act”), by Grosvenor Registered Multi-Strategy Fund (W), LLC (the “W Fund”), Grosvenor Registered Multi-Strategy Fund (TI 1), LLC (the “TI 1 Fund”) and Grosvenor Registered Multi-Strategy Fund (TI 2), LLC (the “TI 2 Fund”) (each, a “Registrant” and collectively, the “Registrants”).

Please find Registrants’ responses to the Comments below, which accompany amended Registration Statements, which include each Registrant’s annual audited financial statements. We believe the disclosure changes and supplemental responses discussed in this letter are fully responsive to the Staff’s comments and resolve any matters raised.

The Registrants intend formally to request acceleration of effectiveness of the Registration Statements to July 31, 2019.

We have, for the convenience of the Staff, repeated below the Comments followed by Registrants’ response. Defined terms not defined herein have the same meanings as used in the Registration Statement.

General Comments

1.	Comment: Please acknowledge that the Comments relate to all the Registrants.

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July 19, 2019

Response:        Each Registrant so acknowledges.

2.	Comment: Please confirm supplementally that the Financial Industry Regulatory Authority, Inc. (“FINRA”) has reviewed and issued a “no objections” letter with respect to the filing.

Response:        Registrants note that in July 2013 with regard to Registrants’ annual updates and FINRA corporation finance filings, in conjunction with FINRA’s no objection findings, FINRA granted Registrants, upon Registrants’ request, an exemption from FINRA Rule 5110. Like certain other issuers structured the same as Registrants, the exemption treats Registrants in the same manner as “interval” funds and allows reliance on FINRA Rule 2341 (formerly known as Rule 2830). Registrants note that they comply with FINRA rules and have not altered their sales charges since 2013.

3.	Comment: Please file a new legality opinion for each Registrant in a pre-effective amendment.

Response:        Each Registrant confirms that it will file a new legality of shares opinion in a pre-effective amendment.

Prospectus Comments

4.

Comment:        With respect to the disclosure in bold under the heading “TO ALL INVESTORS,” please move this disclosure to the outside front cover of the prospectus and state that the Registrant’s shares will not be listed on an exchange and that it is not anticipated that a secondary market for the shares will develop.

Response:        In response to the first portion of the Staff’s comment, the Registrants note that the disclosure currently appears on the inside front cover of each prospectus. In response to the second portion of the Staff’s comment, each Registrant has added the following disclosure:

The Shares are not traded on any securities exchange or other market and it is not anticipated that a secondary market for the Shares will develop.

5.

Comment:        With respect to the disclosure under the heading “Fees and Expenses” in the “Summary of Terms,” the Staff’s position is that fee waiver recoupments cannot run for more than three years from the time that they were initially waived or the expense was paid or absorbed. Therefore, please revise accordingly the disclosure that states that “the Fund will carry forward the amount of fees waived and expenses paid or absorbed by the Adviser in excess of the Expense Limitation, for a period not to exceed three years from the end of the fiscal year in which the fee was waived or the expense was paid or absorbed, and will reimburse the Adviser such amounts.”

Response:        Registrants note that the existing contractual expense limitation agreement is identical to the long-standing contractual expense limitation agreement, has been disclosed consistently to investors, and its terms are not new. In this regard, Registrants believe the existing contractual expense limitation agreement need not be modified and complies with applicable accounting standards. Please see response to Comment 8 below.

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6.

Comment:        With respect to the disclosure under the heading “Fees and Expenses” in the “Summary of Terms,” please disclose that only the Registrant’s Board may terminate the expense limitation agreement.

Response:        The disclosure is accurate with respect to the termination provisions of the expense limitation agreement and Registrants believe no disclosure changes are necessary in response to this comment.

7.	Comment: Please provide completed fee tables and example tables before filing the final amendment.

Response:        The fee tables and expense example tables for each Registrant are included in Appendix A to this letter.

8.

Comment: The Accounting Staff believes that potential recoupment amounts cannot be rolled forward beyond the three year period unless they are recorded as a liability. See: ASC 450 (formerly, FAS 5), Accounting for Contingencies, paragraph 8; and FASB Financial Accounting Concepts 6, the Elements of Financial Statements, paragraph 26. Please either revise the disclosure per Comment 5 above, or confirm that management has performed a “FAS 5” analysis and determined that a liability is not necessary. Please confirm that the Registrant’s auditor has reviewed the FAS 5 analysis and agrees with the conclusion.

Response:        Registrants’ management has performed a FAS 5 analysis and has reviewed such conclusion with Registrants’ auditor, which agrees with such conclusion.

9.

Comment: The Staff notes that disclosure regarding investments in funds that adhere to the European Union Undertakings for Collective Investment in Transferable Securities (“UCITS Funds”) was deleted from the disclosure under the heading “The Fund,” but remains in other places in the Registration Statement. Please conform the disclosure or explain why the disclosure differs.

Response:        As disclosed, the Master Fund may invest in UCITS Funds, however, Registrants removed the disclosure of UCITS Funds in “The Fund” section to streamline the disclosure. Registrant believes the disclosure regarding UCITS Funds in other sections is sufficient.

Part C Comments

10.	Comment: In Item 30, please include the statement regarding indemnification, as required by Rule 484(b)(3) under the 1933 Act.

Response:        Each Registrant has made the requested change.

11.	Comment: Please provide the undertaking required by Item 34.1 of Form N-2 regarding suspension of the offering.

Response:        In response to the Staff’s comment, the Registrants respectfully note that the undertaking required by Item 34.1 is applicable to traditional closed-end funds undertaking an initial public offering in which the closed-end fund sells a fixed amount of shares. The undertaking specifically applies to circumstances involving the potential exercise of an underwriter’s overallotment option on the basis of the initial prospectus in the event of a material

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change in the closed-end fund’s net asset value. The undertaking is not applicable to, and indeed makes little practical sense for, closed-end funds conducting continuous offerings under Rule 415, such as the Registrants. Therefore, the Registrants respectfully decline to make any changes in response to this comment.

Thank you for your attention to these matters. If you have any questions regarding these responses, please feel free to call me at (617) 951-9053 or George Zornada at (617) 261-3231.

Sincerely,

/s/ Abigail P. Hemnes
Abigail P. Hemnes

cc:	Michael Sullivan, Chief Compliance Officer of each Registrant

George J. Zornada, K&L Gates LLP

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July 19, 2019

Appendix A

Fee Schedules

Grosvenor Registered Multi-Strategy Fund (W), LLC

The following table illustrates the expenses and fees of the Fund and the Master Fund that investors can expect to bear. Capitalized terms used in this Summary of Fund Expenses shall have the meanings set forth below.

Shareholder Transaction Expenses	None

Annual Expenses (as a percentage of net assets attributable to Shares)

Management Fee(1)	1.10%

Other Expenses(2)	1.20%

Acquired Fund Fees and Expenses(3)	3.96%

Total Annual Expenses	6.26%

Amount Paid or Absorbed by Adviser Under Expense Limitation Agreement(4)	(0.45%)

Net Annual Expenses After Expense Limitation	5.81%

(1)

Includes the Advisory Fee of the Master Fund and the Management Fee of the Fund. The Advisory Fee is a monthly fee payable at the annual rate of 1.00% of the net assets of the Master Fund determined as of the last business day of each month. In accordance with the terms of a separate agreement between the Adviser and the Fund (the “Management Agreement”), a fee is calculated and paid monthly at an annual rate of 0.10% of the net assets of the Fund determined as of the last business day of each month prior to any withdrawal or distribution during the month (the “Management Fee”).

(2)

Based on expenses for the fiscal year ended March 31, 2019. Includes the Fund’s expenses (other than the Management Fee) and the Fund’s share of the Master Fund’s operating expenses (other than the Advisory Fee).

(3)

The acquired fund fees and expenses (AFFE) are the expenses indirectly incurred by the Fund as a result of the Master Fund’s investments in the underlying Investment Funds. AFFE are based on historic earnings of the Investment Funds, which may (and which should be expected to) change substantially over time and, therefore, significantly affect the Acquired Fund Fees and Expenses line item. In addition, the Investment Funds held by the Fund will change, which further impacts the calculation of AFFE. Generally, management fees payable to Investment Managers of the Investment Funds will range from 0% to 2.5% (annualized) of the average net asset value of the Fund’s investment in such Investment Funds. In addition, most Investment Managers charge incentive compensation based on a percentage of the appreciation of the applicable Investment Fund over a specific performance period. Such percentage typically ranges from 15% to 25% although it is possible that such range may be exceeded for certain Investment Managers. AFFE in the future may be substantially higher or lower because the performance fees paid to some Investment Managers may fluctuate over time. The amounts charged by the underlying Investment Funds are not paid to the Adviser and represent the costs incurred indirectly by investing in the Investment Funds. The “Total Annual Expenses” line item disclosed above will differ significantly from the ratio of expenses to average net assets (i.e., the Fund’s expense ratio) that is included in the financial statements in the Fund’s annual report because (a) the Fund’s financial statements will depict the Fund’s expenses and (b) the Fund’s financial statements will not include the portion of Acquired Fund (Investment Fund) Fees and Expenses that represent costs incurred at the Investment Fund level, as required to be disclosed in the above table.

(4)

As described below, the Fund is subject to an Expense Limitation Agreement with the Adviser. Under the terms of the Expense Limitation Agreement, the Adviser will, subject to possible reimbursement by the Fund as described below, waive fees or pay or absorb expenses of the Fund (including the Fund’s share of the ordinary operating expenses of the Master Fund and any indemnification expenses of the Master Fund, but excluding any fees, expenses and incentive allocations of the Investment Funds) to the extent necessary to limit the ordinary operating expenses of the Fund (including the Fund’s share of the ordinary operating expenses of the

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Master Fund, but excluding taxes, interest and related costs of borrowing, brokerage commissions and any extraordinary expenses of the Fund and the Master Fund) to 1.75% per annum of the Fund’s average monthly net assets. The ordinary operating expenses of the Fund and the Master Fund include the Management Fee and the Advisory Fee, respectively. In consideration of the Adviser’s agreement to limit the Fund’s expenses, the Fund will carry forward the amount of fees waived and expenses paid or absorbed by the Adviser in excess of the Expense Limitation, for a period not to exceed three years from the end of the fiscal year in which the fee was waived or the expense was paid or absorbed, and will reimburse the Adviser such amounts. Recoupment will be made as promptly as possible, but will be limited to the lesser of (a) the expense cap in effect at the time of a waiver and (b) the expense cap in effect at the time of the recoupment. The Expense Limitation Agreement will remain in effect until July 31, 2020, and will terminate unless renewed by the Adviser.

The purpose of the table above and the following examples is to assist prospective investors in understanding the various costs and expenses investors in the Fund will bear directly or indirectly. For a more complete description of the various costs and expenses of the Fund, see “The Adviser,” “Fees and Expenses” and “Administrator and Transfer Agent.”

EXAMPLE
	1 Year	3 Years	5 Years	10 Years
An investor would pay the following expenses on a $1,000 investment, assuming a 5% annual return:	$58	$180	$300	$586

An investor would pay the following expenses on a $25,000 investment, assuming a 5% annual return:	$1,447	$4,512	$7,501	$14,650

The examples above are based on the fees and expenses of the Fund set forth above and should not be considered a representation of future expenses. The examples for one year reflect the contractual expense limitation described above. Actual expenses may be greater or less than those shown, and the Fund’s actual rate of return may be greater or less than the hypothetical 5% return assumed in the examples.

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Grosvenor Registered Multi-Strategy Fund (TI 1), LLC

The following table illustrates the expenses and fees of the Fund and the Master Fund that investors can expect to bear. Capitalized terms used in this Summary of Fund Expenses shall have the meanings set forth below.

Shareholder Transaction Expenses

Maximum Sales Load (as a percentage of offering price) (1)	1.25%

Annual Expenses (as a percentage of net assets attributable to Shares)

Management Fee(2)	1.50%

Other Expenses(3)	0.48%

Acquired Fund Fees and Expenses(4)	3.96%
Total Annual Expenses(5)	5.94%

(1)

In connection with initial and additional purchases of Shares, investors may be charged a sales load of up to 1.25% of the investment amount. No Sales Load is charged to certain types of investors. (See “Purchasing Shares.”)

(2)

Includes the Advisory Fee of the Master Fund and the Management Fee of the Fund. The Advisory Fee is a monthly fee payable at the annual rate of 1.00% of the net assets of the Master Fund determined as of the last business day of each month. In accordance with the terms of a separate agreement between the Adviser and the Fund (the “Management Agreement”), a fee is calculated and paid monthly at an annual rate of 0.50% of the net assets of the Fund determined as of the last business day of each month prior to any withdrawal or distribution during the month (the “Management Fee”).

(3)

Based on expenses for the fiscal year ended March 31, 2019. Includes the Fund’s expenses (other than the Management Fee) and the Fund’s share of the Master Fund’s operating expenses (other than the Advisory Fee).

(4)

The acquired fund fees and expenses (AFFE) are the expenses indirectly incurred by the Fund as a result of the Master Fund’s investments in the underlying Investment Funds. AFFE are based on historic earnings of the Investment Funds, which may (and which should be expected to) change substantially over time and, therefore, significantly affect the Acquired Fund Fees and Expenses line item. In addition, the Investment Funds held by the Fund will change, which further impacts the calculation of AFFE. Generally, management fees payable to Investment Managers of the Investment Funds will range from 0% to 2.5% (annualized) of the average net asset value of the Fund’s investment in such Investment Funds. In addition, most Investment Managers charge incentive compensation based on a percentage of the appreciation of the applicable Investment Fund over a specific performance period. Such percentage typically ranges from 15% to 25% although it is possible that such range may be exceeded for certain Investment Managers. AFFE in the future may be substantially higher or lower because the performance fees paid to some Investment Managers may fluctuate over time. The amounts charged by the underlying Investment Funds are not paid to the Adviser and represent the costs incurred indirectly by investing in the Investment Funds. The “Total Annual Expenses” line item disclosed above will differ significantly from the ratio of expenses to average net assets (i.e., the Fund’s expense ratio) that is included in the financial statements in the Fund’s annual report because (a) the Fund’s financial statements will depict the Fund’s expenses and (b) the Fund’s financial statements will not include the portion of Acquired Fund (Investment Fund) Fees and Expenses that represent costs incurred at the Investment Fund level, as required to be disclosed in the above table.

(5)

As described below, the Fund is subject to an Expense Limitation Agreement with the Adviser. Under the terms of the Expense Limitation Agreement, the Adviser will, subject to possible reimbursement by the Fund as described below, waive fees or pay or absorb expenses of the Fund (including the Fund’s share of the ordinary operating expenses of the Master Fund and any indemnification expenses of the Master Fund, but excluding any fees, expenses and incentive allocations of the Investment Funds) to the extent necessary to limit the ordinary operating expenses of the Fund (including the Fund’s share of the ordinary operating expenses of the Master Fund, but excluding taxes, interest and related costs of borrowing, brokerage commissions and any extraordinary expenses of the Fund and the Master Fund) to 2.02% per annum of the Fund’s average monthly net assets. The ordinary operating expenses of the Fund and the Master Fund include the Management Fee and the Advisory Fee, respectively. In consideration of the Adviser’s agreement to limit the Fund’s expenses, the Fund will carry forward the amount of fees waived and expenses paid or absorbed by the Adviser in excess of the Expense Limitation, for a period not to exceed three years from the end of the fiscal year in which the fee was waived or the expense was paid or absorbed, and will reimburse the Adviser such amounts. Recoupment will be made as promptly as possible, but will be limited to the lesser of (a) the expense cap in effect at the time of a waiver and (b) the expense cap in effect at the time of the recoupment. The Expense Limitation Agreement will remain in effect until July 31, 2020, and will terminate unless renewed by the Adviser.

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The purpose of the table above and the following examples is to assist prospective investors in understanding the various costs and expenses investors in the Fund will bear directly or indirectly. For a more complete description of the various costs and expenses of the Fund, see “The Adviser,” “Fees and Expenses” and “Administrator and Transfer Agent.”

EXAMPLE
	1 Year	3 Years	5 Years	10 Years
An investor would pay the following expenses on a $1,000 investment, assuming a 5% annual return:	$71	$186	$299	$572

An investor would pay the following expenses on a $25,000 investment, assuming a 5% annual return:	$1,772	$4,650	$7,474	$14,306

The examples above are based on the fees and expenses of the Fund set forth above and should not be considered a representation of future expenses. The examples for one year reflect the contractual expense limitation described above. Actual expenses may be greater or less than those shown, and the Fund’s actual rate of return may be greater or less than the hypothetical 5% return assumed in the examples.

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Grosvenor Registered Multi-Strategy Fund (TI 2), LLC

The following table illustrates the expenses and fees of the Fund and the Master Fund that investors can expect to bear. Capitalized terms used in this Summary of Fund Expenses shall have the meanings set forth below.

Shareholder Transaction Expenses

Maximum Sales Load (as a percentage of offering price) (1)	2.50%

Annual Expenses (as a percentage of net assets attributable to Shares)

Management Fee(2)	1.50%

Other Expenses(3)	0.82%

Acquired Fund Fees and Expenses(4)	3.96%
Total Annual Expenses(5)	6.28%

(1)

In connection with initial and additional purchases of Shares, investors may be charged a sales load of up to 2.50% of the investment amount. No Sales Load is charged to certain types of investors. (See “Purchasing Shares.”)

(2)

Includes the Advisory Fee of the Master Fund and the Management Fee of the Fund. The Advisory Fee is a monthly fee payable at the annual rate of 1.00% of the net assets of the Master Fund determined as of the last business day of each month. In accordance with the terms of a separate agreement between the Adviser and the Fund (the “Management Agreement”), a fee is calculated and paid monthly at an annual rate of 0.50% of the net assets of the Fund determined as of the last business day of each month prior to any withdrawal or distribution during the month (the “Management Fee”).

(3)

Based on expenses for the fiscal year ended March 31, 2019. Includes the Fund’s expenses (other than the Management Fee), including the Servicing Fee paid by the Fund to the Servicing Agent, and the Fund’s share of the Master Fund’s operating expenses (other than the Advisory Fee).

(4)

The acquired fund fees and expenses (AFFE) are the expenses indirectly incurred by the Fund as a result of the Master Fund’s investments in the underlying Investment Funds. AFFE are based on historic earnings of the Investment Funds, which may (and which should be expected to) change substantially over time and, therefore, significantly affect the Acquired Fund Fees and Expenses line item. In addition, the Investment Funds held by the Fund will change, which further impacts the calculation of AFFE. Generally, management fees payable to Investment Managers of the Investment Funds will range from 0% to 2.5% (annualized) of the average net asset value of the Fund’s investment in such Investment Funds. In addition, most Investment Managers charge incentive compensation based on a percentage of the appreciation of the applicable Investment Fund over a specific performance period. Such percentage typically ranges from 15% to 25% although it is possible that such range may be exceeded for certain Investment Managers. AFFE in the future may be substantially higher or lower because the performance fees paid to some Investment Managers may fluctuate over time. The amounts charged by the underlying Investment Funds are not paid to the Adviser and represent the costs incurred indirectly by investing in the Investment Funds. The “Total Annual Expenses” line item disclosed above will differ significantly from the ratio of expenses to average net assets (i.e., the Fund’s expense ratio) that is included in the financial statements in the Fund’s annual report because (a) the Fund’s financial statements will depict the Fund’s expenses and (b) the Fund’s financial statements will not include the portion of Acquired Fund (Investment Fund) Fees and Expenses that represent costs incurred at the Investment Fund level, as required to be disclosed in the above table.

(5)

As described below, the Fund is subject to an Expense Limitation Agreement with the Adviser. Under the terms of the Expense Limitation Agreement, the Adviser will, subject to possible reimbursement by the Fund as described below, waive fees or pay or absorb expenses of the Fund (including the Fund’s share of the ordinary operating expenses of the Master Fund and any indemnification expenses of the Master Fund, but excluding any fees, expenses and incentive allocations of the Investment Funds) to the extent necessary to limit the ordinary operating expenses of the Fund (including the Fund’s share of the ordinary operating expenses of the Master Fund, but excluding taxes, interest and related costs of borrowing, brokerage commissions and any extraordinary expenses of the Fund and the Master Fund) to 2.34% per annum of the Fund’s average monthly net assets. The ordinary operating expenses of the Fund and the Master Fund include the Management Fee and the Advisory Fee, respectively. In consideration of the Adviser’s agreement to limit the Fund’s expenses, the Fund will carry forward the amount of fees waived and expenses paid or absorbed by the Adviser in excess of the Expense Limitation, for a period not to exceed three years from the end of the fiscal year in which the fee was waived or the expense was paid or absorbed, and will reimburse the Adviser such amounts. Recoupment will be made as promptly as possible, but will be limited to the lesser of (a) the expense cap in effect at the time of a waiver and (b) the expense cap in effect at the

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time of the recoupment. The Expense Limitation Agreement will remain in effect until July 31, 2020, and will terminate unless renewed by the Adviser.

The purpose of the table above and the following examples is to assist prospective investors in understanding the various costs and expenses investors in the Fund will bear directly or indirectly. For a more complete description of the various costs and expenses of the Fund, see “The Adviser,” “Fees and Expenses” and “Administrator and Transfer Agent.”

EXAMPLE
	1 Year	3 Years	5 Years	10 Years
An investor would pay the following expenses on a $1,000 investment, assuming a 5% annual return:	$86	$205	$322	$600

An investor would pay the following expenses on a $25,000 investment, assuming a 5% annual return:	$2,146	$5,130	$8,038	$14,988

The examples above are based on the fees and expenses of the Fund set forth above and should not be considered a representation of future expenses. The examples for one year reflect the contractual expense limitation described above. Actual expenses may be greater or less than those shown, and the Fund’s actual rate of return may be greater or less than the hypothetical 5% return assumed in the examples.